UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
1400 Smith Street
Houston, TX 77002

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025 AND 2024

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3
Notes to Financial Statements	4
Supplemental Schedule*

Schedule of Assets (Held at End of Year) as of December 31, 2025	19
Exhibit Index	29
Signature	30
* Other schedules required under Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

i

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of Chevron Employee Savings Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Chevron Employee Savings Investment Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the Plan since 2025.

Whippany, New Jersey
June 24, 2026
PCAOB ID Number 100

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024
(thousands of dollars)

	2025	2024

Assets

Investments - at fair value	$21,910,480	$20,044,135
Investments - at contract value	216,052	210,966

Notes receivable from brokers	1,145	75
Notes receivable from participants	124,295	123,529

Total assets	22,251,972	20,378,705

Liabilities	—	—

Net assets available for benefits	$22,251,972	$20,378,705
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2025
(thousands of dollars)

Additions

Contributions:
Employer contributions	$326,339
Participant contributions	410,123
Participant rollovers	93,930
Total contributions	830,392

Investment income:
Net appreciation in fair value of investments	2,650,269
Interest and dividends	242,520
Total investment income	2,892,789

Other additions:
Interest income on notes receivable from participants	8,409

Total additions	3,731,590

Deductions

Distribution to participants	3,016,350
Administrative fees	3,320
Total deductions	3,019,670

Transfer from another plan

Transfer from Hess Corporation Employees´ Savings Plan	1,161,347

Net increase in net assets available for benefits	1,873,267

Net assets available for benefits:
Beginning of year	20,378,705

End of year	$22,251,972
The accompanying notes are an integral part of this financial statement.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under Section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under Section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary and administrator, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility. Employees of the Corporation and each other participating company (the Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan, hired on to the U.S. payroll are eligible to join the Plan upon their first day of employment.

Contributions. Participants may contribute up to 75 percent of regular pay each pay period as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2025, the maximum contribution amount on a combined before-tax and Roth 401(k) basis was the annual Code limit of $23,500 for participants under age 50 and $31,000 for participants aged 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay to participants making basic contributions of 1 percent to the Plan or 8 percent of regular pay to participants making basic contributions of 2 percent to the Plan. The Code limits the amount of compensation that can be taken into account when calculating participant and company matching contributions to the Plan; for the year 2025, company matching contributions ceased when a participant reached regular pay of $350,000.

The Company matching contribution is made in cash and allocated according to the participants’ current payroll elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution or reinvest the dividends into their Chevron Stock account.

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Contributions are invested in various investment options offered within the Plan. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, and/or Roth 401(k) basis.

Trustee. Fidelity Management Trust Company and Fidelity Workplace Services, LLC are the Plan’s trustee and the recordkeeper, respectively (collectively referred to herein as Fidelity). Fidelity also performs the custodial and administrator functions for the separate accounts. The trustee has the authority to manage the assets of the Plan in accordance with the terms of the service agreements.

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a reasonable fixed rate of interest. Interest rates charged during 2025 and 2024 on new and carried loans ranged from 2.23% to 10.25% with maturities extending to 2054. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $124,294,748 and $123,529,117 as of December 31, 2025 and 2024, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely but has the authority to amend or terminate the ESIP at any time. In the event of Plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon Plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

Benefit Payment / Distribution. At the request of the participant, distributions can be received in installment payments, partial distribution, or single lump-sum payment after termination of employment. While employed, a participant may make withdrawals from their employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan, which may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment. Benefit payments to participants are recorded when paid.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 1 - Description of the Plan (Continued)

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA Section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds or other suspense account funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee labor and administrative costs for Plan-related services are reimbursed to the Corporation by the Plan. As of December 31, 2025 and 2024, funds in the forfeiture account were $1,366,027 and $419,496, respectively. Amounts of forfeited account balances used to pay Plan expenses totaled $278,624 for the year ended December 31, 2025. As of December 31, 2025 and 2024, funds in all suspense accounts were $2,317,403 and $1,152,948, respectively. Amounts of suspense account balances used to pay Plan expenses totaled $1,557,764 for the year ended December 31, 2025.

Diversification. Each participant is permitted to direct any contributions made to their account to be invested in investment options available under the Plan. Participants are not subject to any restriction, holding periods or otherwise, when moving assets, other than those noted below under Stable Value Funds Equity Wash.

Put Option. For so long as the Corporation’s shares are readily tradable on an established market, the Corporation shall not be required to provide the participant or beneficiary with an option to put the shares to the Corporation, in accordance with Section 409(h) of the Code.

Plan Mergers. Effective December 31, 2025, the assets and participant accounts of the Hess Corporation Employees' Savings Plan (Hess 401(k)) merged into the ESIP. The investments of $1,161,346,863 were transferred on December 31, 2025.

Stable Value Fund Equity Wash. Per agreement with the Plan’s stable value fund managers, to discourage market timing and other forms of speculative behavior, investors are restricted from moving assets from these funds directly into existing ESIP money market funds. All assets moving out of these stable value funds are to be moved to another non-money market ESIP investment for at least 90 days before moving to a money market investment. These provisions apply to the Chevron Stable Value Separate Account (Putnam).

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 2 - Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments, with the exception of the Chevron Stable Value Separate Account (Putnam), are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in Fidelity Brokerage Link are determined by Fidelity Brokerage Service daily. The Putnam account is at contract value. Contract value is the relevant measure for the Plan’s fully benefit-responsive investment contracts, because contract value is the amount participants generally receive when executing transactions under the terms of the contract and plan provisions.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Net Asset Value (NAV) as a practical expedient: Inputs to the valuation methodology are allowed as a practical expedient to measure certain investments at NAV provided:
•The investment doesn't have a readily determinable fair value;
•The investee is an investment company within the scope of ASC Topic 946, Financial Services - Investment Companies.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

•Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
•Preferred stock held in a separate account fund values are derived from both dealer-supplied valuations and pricing models at year-end.
•Shares of registered investment companies are valued at the closing price reported on the active market on which the individual securities are traded.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 3 - Fair Value Measurements (continued)
•Corporate bonds held in a separate account fund values are derived from both dealer-supplied valuations and pricing models at year-end.
•Other collective investment fund values are given the market value of underlying investments and are therefore classified as Level 2.
•Mortgage backed securities held in a separate account fund are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.
•U.S. government securities held in a separate account fund values are derived from both dealer supplied valuations and pricing models at year-end.
•Asset backed securities are priced based on a compilation of primarily observable market information.
•Cash equivalents are valued at cost, which approximates fair value.
•Investments in Fidelity BrokerageLink hold shares of registered investment companies and are valued at the closing price reported on the active market on which the individual securities are traded.
•Stable value collective trusts are stated at fair value based on the NAV of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by Fidelity Management Trust Company, is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Common stocks	$4,739,578	$—	$—	$4,739,578
Registered investment companies	—	—	—	—
Fidelity BrokerageLink	689,002	—	—	689,002
Other collective investment funds	—	15,811,760	—	15,811,760
Separate account (Dodge & Cox):
Preferred stock	—	4,705	—	4,705
Corporate bonds	—	200,527	—	200,527
Mortgage backed securities	—	282,332	—	282,332
Government securities	—	104,105	—	104,105
Asset backed securities	—	51,575	—	51,575
Cash equivalents	—	7,934	—	7,934
Unsettled sales & purchases	—	17,252	—	17,252

Chevron Stable Value Separate Account (Putnam):
Cash equivalents	—	2,181	—	2,181
Unsettled sales & purchases	—	(471)	—	(471)
Total investments in the fair value hierarchy	$5,428,580	$16,481,900	$—	$21,910,480
Total investments at fair value				$21,910,480

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Common stocks	$4,807,816	$—	$—	$4,807,816
Registered investment companies	216	—	—	216
Fidelity BrokerageLink	583,833	—	—	583,833
Other collective investment funds	—	14,018,594	—	14,018,594
Separate account (Dodge & Cox):
Preferred stock	—	4,671	—	4,671
Corporate bonds	—	180,702	—	180,702
Mortgage backed securities	—	271,247	—	271,247
Government securities	—	111,532	—	111,532
Asset backed securities	—	42,844	—	42,844
Cash equivalents	—	9,596	—	9,596
Unsettled sales & purchases	—	9,255	—	9,255

Chevron Stable Value Separate Account (Putnam):
Cash equivalents	—	3,104	—	3,104
Unsettled sales & purchases	—	41	—	41
Total investments in the fair value hierarchy	$5,391,865	$14,651,586	$—	$20,043,451
Investments at NAV (a)				684
Total investments at fair value				$20,044,135
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 3 - Fair Value Measurements (Continued)
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2024. Redemption restrictions are reported above in Note 1, Stable Value Fund Equity Wash; the redemption notice period is applicable only to the Plan.

	December 31, 2024 Fair Value (in thousands)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Stable value collective investment funds:
Associated Benefits Corporation	$130	N/A	Daily	12 months
Associated Benefits Corporation	$554	N/A	Daily	12 months
	$684

NOTE 4 - Investments

At December 31, 2025, the following broad range of investment options were utilized by the Plan:

Target Date Retirement Funds

Fund Name	Fund Type
BlackRock LifePath Index Retirement Account C	Balanced
BlackRock LifePath Index 2030 Retirement Account C	Balanced
BlackRock LifePath Index 2035 Retirement Account C	Balanced
BlackRock LifePath Index 2040 Retirement Account C	Balanced
BlackRock LifePath Index 2045 Retirement Account C	Balanced
BlackRock LifePath Index 2050 Retirement Account C	Balanced
BlackRock LifePath Index 2055 Retirement Account C	Balanced
BlackRock LifePath Index 2060 Retirement Account C	Balanced
BlackRock LifePath Index 2065 Retirement Account C	Balanced
BlackRock LifePath Index 2070 Retirement Account C	Balanced

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 4 - Investments (Continued)

Core Funds

Fund Name	Fund Type
BlackRock U.S. Debt Index Account C	Fixed Income
BlackRock Equity Index Account C	Large-Cap Stock
BlackRock Extended Equity Market Fund M	Small & Mid-Cap Growth Stock
BlackRock MSCI ACWI ex-U.S. Index Account C	International Stock
BlackRock Gov’t Short-Term Investment Account C	Money Market
Chevron Stable Value Separate Account (Putnam)	Fixed Income
Principal Diversified Real Asset CIT Tier 3	Real Assets
EARNEST Partners Smid Cap Core Fund Class	Small & Midcap Stock
Separate Account (Dodge & Cox)	Fixed Income
Capital Group EuroPacific Growth Trust	International Stock
Associated Benefits Corporation Stable Value Fund [1]	Fixed Income

1 Residual values; no longer available for participant investment.

Chevron Stock

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Common Stock	Company Stock

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 4 - Investments (Continued)

At December 31, 2024, the following broad range of investment options were utilized by the Plan:

Target Date Retirement Funds

Fund Name	Fund Type
BlackRock LifePath Index Retirement Account C	Balanced
BlackRock LifePath Index 2030 Retirement Account C	Balanced
BlackRock LifePath Index 2035 Retirement Account C	Balanced
BlackRock LifePath Index 2040 Retirement Account C	Balanced
BlackRock LifePath Index 2045 Retirement Account C	Balanced
BlackRock LifePath Index 2050 Retirement Account C	Balanced
BlackRock LifePath Index 2055 Retirement Account C	Balanced
BlackRock LifePath Index 2060 Retirement Account C	Balanced
BlackRock LifePath Index 2065 Retirement Account C	Balanced
BlackRock LifePath Index 2070 Retirement Account C	Balanced

Core Funds

Fund Name	Fund Type
BlackRock U.S. Debt Index Account C	Fixed Income
BlackRock Equity Index Account C	Large-Cap Stock
BlackRock Extended Equity Market Fund M	Small & Mid-Cap Growth Stock
BlackRock MSCI ACWI ex-U.S. Index Account C	International Stock
BlackRock Gov’t Short-Term Investment Account C	Money Market
Chevron Stable Value Separate Account (Putnam)	Fixed Income
Principal Diversified Real Asset CIT Tier 3	Real Assets
EARNEST Partners Smid Cap Core Fund Class	Small & Midcap Stock
Separate Account (Dodge & Cox)	Fixed Income
Capital Group EuroPacific Growth Trust	International Stock
Associated Benefits Corporation Stable Value Fund [1]	Fixed Income
Vanguard Federal Money Market Fund [1]	Money Market
Fidelity Managed Income Portfolio (MIP CL2) [2]	Fixed Income

1 Residual values; no longer available for participant investment.
2 Fund transferred to the Chevron ESIP from PDC Energy on December 31, 2024.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 4 - Investments (Continued)

Chevron Stock

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Common Stock	Company Stock

Fidelity BrokerageLink

Through the Fidelity Brokerage Services, LLC, a participant may choose from approximately 10,000 mutual funds from Fidelity and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is no annual fee charged to participants who use this option. Within each fund offered in the Fidelity BrokerageLink, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the investment.

Chevron Stable Value Separate Account (Putnam)

The investments that make up the Chevron Stable Value Separate Account (Putnam) are held by the Plan in a separate account with the Plan’s recordkeeper. These investments are primarily high-quality guaranteed investment contracts (GICs) and security-backed investment contracts (SBICs) also referred to as a synthetic GIC. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest (Contract Value). SBICs are comprised of two components: investment contracts issued by a financial institution and underlying portfolios of fixed income securities whose market prices fluctuate. The investment contract component of the SBIC is designed to allow participants to transact at Contract Value without reference to the price fluctuations of the underlying fixed income securities. Therefore, GICs and SBICs are normally valued at Contract Value.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 4 - Investments (Continued)

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0 percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Both the contracts that back GICs and SBICs are not tradable on any secondary market; however, they are fully benefit-responsive to Plan-permitted transactions, which allows participants to initiate withdrawals, loans or transfers to other funds within the Plan at Contract Value. Franklin Templeton, on behalf of the Plan, negotiates both GIC and SBIC contracts with certain employer-initiated transaction provisions (e.g., allowances for targeted layoffs and reorganizations) that make it unlikely that any event would occur that would limit a participant’s ability to transact at Contract Value. There currently are no events that limit the ability to transact at contract value.

The only events or circumstances that would allow issuers to immediately terminate one of the Plan’s GICs or SBICs at an amount different from Contract Value would be if they were provided with willfully fraudulent information about the Plan. Issuers, in some cases, have provisions that allow them to terminate at book value over a specified period of time.

Total Contract Value for GICs and SBICs held directly by the Plan is as follows (in thousands):

	December 31,
	2025	2024
Guaranteed Investment Contracts (GICs)	$56,314	$59,825
Security-Backed Investment Contracts (SBICs) (synthetic GICs)	159,738	151,141
Total Investment Contracts	$216,052	$210,966

The Chevron Stable Value Separate Account (Putnam) includes cash and cash equivalents as noted on the fair value tables in Note 3, above.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was restated and amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

The Corporation has reviewed the Plan’s administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that would not meet the more likely than not standard and be-sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and December 31, 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - Related Party Transactions

Plan investments include a Separate Account managed by Fidelity and shares of common stock of the Corporation. Transactions with Fidelity, as the trustee and recordkeeper and the Corporation as the Plan Sponsor and Plan Administrator, qualify as party-in-interest transactions. Certain internal and external administrative costs are reimbursed by the Plan to Chevron. In 2025, $358,277 was reimbursed.

As of December 31, 2025 and 2024, the Plan held 31,097,309 and 33,193,767 shares Chevron Corporation common stock, respectively, with a fair value of $4,739,578,577 and $4,807,815,608, respectively. In 2025, $217,223,544 in dividends of Chevron common stock were paid to participants.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 8 - Subsequent Events

The Plan has evaluated subsequent events through June 24, 2026, the date the financial statements were available to be issued.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

	COMMON STOCK
*	Chevron Corporation		Common Stock	31,097,309	^	$4,739,578

	TOTAL COMMON STOCK					4,739,578

*	FIDELITY BROKERAGELINK				^	689,002

	STABLE VALUE COLLECTIVE INVESTMENT FUNDS
	Associated Benefits Corporation Stable Value Fund			6,488	^	—

	TOTAL STABLE VALUE FUNDS					—

	OTHER COLLECTIVE INVESTMENT FUNDS
	EARNEST Partners Small Midcap Core Fund Class 1			3,095,333	^	54,323
	Principal Diversified Real Asset Fund			8,593,361	^	139,814
	BlackRock LifePath Index Retirement Account C			42,632,968	^	548,938
	BlackRock LifePath Index 2030 Account C			32,270,938	^	438,097
	BlackRock LifePath Index 2035 Account C			35,952,620	^	509,945
	BlackRock LifePath Index 2040 Account C			33,294,821	^	492,018
	BlackRock LifePath Index 2045 Account C			35,226,326	^	541,154
	BlackRock LifePath Index 2050 Account C			28,106,244	^	445,554
	BlackRock LifePath Index 2055 Account C			18,366,778	^	295,279
	BlackRock LifePath Index 2060 Account C			9,909,466	^	159,526
	BlackRock LifePath Index 2065 Account C			5,106,299	^	82,224
	BlackRock LifePath Index 2070 Account C			737,102	^	8,802
	BlackRock MSCI ACWI ex-U.S. Index Account C			86,008,705	^	1,325,110
	BlackRock Equity Index Account C			438,308,968	^	7,439,769
	BlackRock Extended Equity Market Fund M			126,836,508	^	1,518,601
	BlackRock Government Short-Term Invstmnt Acct C			1,008,801,986	^	1,008,802
	BlackRock U.S. Debt Index Account C			45,294,033	^	506,931
	Capital Group EuropPacific Growth Trust			17,723,765	^	296,873

	TOTAL OTHER COLLECTIVE INVESTMENT FUNDS					15,811,760

	SEPARATE ACCOUNT (DODGE & COX)
	Preferred Stock
	CITIGROUP CAP XIII	7.875%	VAR PFD PAR=25	155,850	^	4,705

	Corporate Debt
	AT&T INC	2.55%	12/01/2033	1,900,000	^	1,622
	ELEVANCE HEALTH INC	5.15%	06/15/2029	875,000	^	903
	ELEVANCE HEALTH INC	4.75%	02/15/2030	750,000	^	765
	BAT CAPITAL CORP	6.421%	08/02/2033	775,000	^	855
	BAT CAPITAL CORP	2.726%	03/25/2031	1,775,000	^	1,637
	BAT CAPITAL CORP	4.742%	03/16/2032	900,000	^	909
	BNP PARIBAS	4.375%	05/12/2026 144A	2,000,000	^	2,000
	BNP PARIBAS	4.625%	03/13/2027 144A	600,000	^	603
	BANK OF AMERICA CORPORATION	4.25%	10/22/2026	875,000	^	877
	BANK OF AMERICA CORPORATION	3.593%	VAR 07/21/2028	650,000	^	646
	BANK OF AMERICA CORPORATION	2.496%	VAR 02/13/2031	1,350,000	^	1,258
	BANK OF AMERICA CORPORATION	3.846%	VAR 03/08/2037	3,050,000	^	2,873
	BANK OF AMERICA CORPORATION	4.948%	VAR 07/22/2028	1,000,000	^	1,014
	BANK OF AMERICA CORPORATION	4.623%	VAR 05/09/2029	1,275,000	^	1,292
	BARCLAYS PLC	4.836%	05/09/2028	1,525,000	^	1,538
	BARCLAYS PLC	5.09%	VAR 06/20/2030	625000	^	636
	BARCLAYS PLC	5.501%	VAR 08/09/2028	600,000	^	613
	BARCLAYS PLC	7.437%	VAR 11/02/2033	350,000	^	400
	BARCLAYS PLC	5.829%	VAR 05/09/2027	925,000	^	930

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

BARCLAYS PLC	6.49%	VAR 09/13/2029	575,000	^	608
BAYER US FIN LLC	6.25%	01/21/2029 144A	600,000	^	631
BAYER US FIN LLC	6.375%	11/21/2030 144A	1,477,000	^	1,579
BAYER US FIN LLC	6.5%	11/21/2033 144A	400,000	^	433
BAYER US FIN II LLC	4.375%	12/15/2028 144A	1,100,000	^	1,101
BNP PARIBAS	2.588%	VAR 08/12/2035 144A	1,975,000	^	1,786
BNP PARIBAS	5.786%	VAR 01/13/2033 144A	625,000	^	656
BNP PARIBAS	5.085%	VAR 05/09/2031 144A	1,000,000	^	1,021
BOSTON PROPERTIES LP	3.65%	02/01/2026	2,275,000	^	2,274
BOSTON PROPERTIES LP	2.75%	10/01/2026	450,000	^	446
BOSTON PROPERTIES LP	3.4%	06/21/2029	1,450,000	^	1,404
BOSTON PROPERTIES LP	6.5%	01/15/2034	700,000	^	754
CCO HLDGS LLC/CAP CORP	4.5%	06/01/2033 144A	3,875,000	^	3,392
CCO HLDGS LLC/CAP CORP	4.5%	05/01/2032	1,505,000	^	1,351
CIGNA GROUP (THE)	4.375%	10/15/2028	450,000	^	454
CIGNA GROUP (THE)	7.875%	05/15/2027	234,000	^	245
CIGNA GROUP (THE)	2.4%	03/15/2030	1,000,000	^	928
CVS HEALTH CORP	4.78%	03/25/2038	450,000	^	425
CVS HEALTH CORP	5.05%	03/25/2048	450,000	^	397
CVS HEALTH CORP	3.75%	04/01/2030	275,000	^	269
CVS HEALTH CORP	5.125%	02/21/2030	1,000,000	^	1,027
CVS HEALTH CORP	6.75%	VAR 12/10/2054	325,000	^	339
CVS HEALTH CORP	7%	VAR 03/10/2055	2,400,000	^	2,518
CAPITAL ONE FIN CORP	4.927%	VAR 05/10/2028	825,000	^	835
CAPITAL ONE FIN CORP	7.624%	VAR 10/30/2031	2,225,000	^	2,515
CAPITAL ONE FIN CORP	5.7%	VAR 02/01/2030	1,050,000	^	1,092
CEMEX SAB DE CV	5.45%	11/19/2029 144A	1,650,000	^	1,671
CEMEX SAB DE CV	5.2%	09/17/2030 144A	925,000	^	937
CEMEX SAB DE CV	3.875%	07/11/2031 144A	700,000	^	669
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM			1,180,000	^	1,109
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM			2,575,000	^	2,121
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM			1,275,000	^	1,088
COMCAST CORP	4.95%	05/15/2032	650,000	^	666
COX COMMUNICATIONS INC	3.35%	09/15/2026 144A	775,000	^	771
COX COMMUNICATIONS INC	3.5%	08/15/2027 144A	400,000	^	395
COX COMMUNICATIONS INC	1.8%	10/01/2030 144A	675,000	^	591
COX COMMUNICATIONS INC	5.45%	09/15/2028 144A	1,325,000	^	1,363
COX COMMUNICATIONS INC	5.7%	06/15/2033 144A	1,100,000	^	1,109
UBS GROUP AG	6.327%	VAR 12/22/2027 144A	250,000	^	255
UBS GROUP AG	6.246%	VAR 09/22/2029 144A	1,175,000	^	1,237
UBS GROUP AG	6.301%	VAR 09/22/2034 144A	1,575,000	^	1,718
DILLARDS INC	7.75%	07/15/2026	210,000	^	213
DILLARDS INC	7.75%	05/15/2027	125,000	^	129
DILLARDS INC	7%	12/1/2028	280,000	^	294
DOMINION ENERGY INC	5%	6/15/2030	1,850,000	^	1901
ELANCO ANIMAL HEALTH INC VAR		08/28/2028	975,000	^	1,019
ENEL FINANCE INTL NV	6%	10/07/2039 144A	825,000	^	867
ENEL FINANCE INTL NV	5%	06/15/2032 144A	1,125,000	^	1,145
META PLATFORMS INC	4.6%	11/15/2032	425,000	^	428
META PLATFORMS INC	4.875%	11/15/2035	475,000	^	474
FORD MOTOR CREDIT CO LLC	2.7%	08/10/2026	925,000	^	916
FORD MOTOR CREDIT CO LLC	7.35%	11/04/2027	1,850,000	^	1,931
FORD MOTOR CREDIT CO LLC	6.8%	05/12/2028	1,575,000	^	1,643
FORD MOTOR CREDIT CO LLC	6.798%	11/07/2028	1,350,000	^	1,416
FORD MOTOR CREDIT CO LLC	4.542%	08/01/2026	1,144,000	^	1,142
GE HEALTHCARE TECHNOLOGIES INC	4.8%	08/14/2029	625,000	^	639
GE HEALTHCARE TECHNOLOGIES INC	5.905%	11/22/2032	800,000	^	862
GOLDMAN SACHS GROUP INC (THE)	5.727%	VAR 04/25/2030	1,175,000	^	1,228
GOLDMAN SACHS GROUP INC (THE)	4.937%	VAR 04/23/2028	1,150,000	^	1,163

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

GOLDMAN SACHS GROUP INC (THE)	5.218%	VAR 04/23/2031	875,000	^	904
GOLDMAN SACHS GROUP INC (THE)	3.615%	VAR 03/15/2028	1,775,000	^	1,765
HCA INC	3.375%	03/15/2029	1,450,000	^	1,413
HCA INC	5.25%	03/01/2030	975,000	^	1,007
HSBC HOLDINGS PLC	6.5%	05/02/2036	1,360,000	^	1,514
HSBC HOLDINGS PLC	6.5%	09/15/2037	1,300,000	^	1,426
HSBC HOLDINGS PLC	2.357%	VAR 08/18/2031	1,100,000	^	1,000
HSBC HOLDINGS PLC	4.762%	VAR 03/29/2033	1,525,000	^	1,516
HSBC HOLDINGS PLC	4.755%	VAR 06/09/2028	1,275,000	^	1,286
HSBC HOLDINGS PLC	8.113%	VAR 11/03/2033	350,000	^	410
HSBC HOLDINGS PLC	6.254%	VAR 03/09/2034	1,050,000	^	1,142
HSBC HOLDINGS PLC	5.24%	VAR 05/13/2031	700,000	^	721
IMPERIAL BRANDS FINANCE PLC	3.5%	07/26/2026 144A	375,000	^	373
IMPERIAL BRANDS FINANCE PLC	3.875%	07/26/2029 144A	1,200,000	^	1,176
IMPERIAL BRANDS FINANCE PLC	6.125%	07/27/2027 144A	800,000	^	823
IMPERIAL BRANDS FINANCE PLC	5.5%	02/01/2030 144A	850,000	^	881
IMPERIAL BRANDS FINANCE PLC	5.875%	07/01/2034 144A	425,000	^	444
IMPERIAL BRANDS FINANCE PLC	4.5%	06/30/2028 144A	1,050,000	^	1,058
JPMORGAN CHASE & CO	2.739%	VAR 10/15/2030	800,000	^	759
JPMORGAN CHASE & CO	2.522%	VAR 04/22/2031	900,000	^	838
JPMORGAN CHASE & CO	2.956%	VAR 05/13/2031	5,770,000	^	5,443
JPMORGAN CHASE & CO	5.717%	VAR 09/14/2033	1,225,000	^	1,295
JAPAN TOBACCO INC	4.85%	05/15/2028 144A	375,000	^	382
JAPAN TOBACCO INC	5.21%	06/15/2030 144A	525,000	^	545
JAPAN TOBACCO INC	5.856%	06/15/2035 144A	375,000	^	400
KINDER MORGAN ENERGY PTNRS LP	6.95%	01/15/2038	325,000	^	365
KINDER MORGAN ENERGY PTNRS LP	6.5%	09/01/2039	925,000	^	998
KINDER MORGAN INC DEL	4.8%	02/01/2033	725,000	^	727
LLOYDS BANKING GROUP PLC	7.953%	VAR 11/15/2033	2,400,000	^	2,792
LLOYDS BANKING GROUP PLC	4.818%	VAR 06/13/2029	625,000	^	635
LLOYDS BANKING GROUP PLC	4.65%	03/24/2026	1,500,000	^	1,502
MARS INC	4.45%	03/01/2027 144A	300,000	^	302
MARS INC	4.6%	03/01/2028 144A	450,000	^	456
MARS INC	4.8%	03/01/2030 144A	1,600,000	^	1,635
PROSUS NV	4.85%	07/06/2027 144A	2,100,000	^	2,114
NATWEST GROUP PLC	1.642%	VAR 06/14/2027	800,000	^	791
NATWEST GROUP PLC	6.016%	VAR 03/02/2034	2,425,000	^	2,601
NATWEST GROUP PLC	6.475%	VAR 06/01/2034	650,000	^	682
NEXTERA ENERGY CAP HLDGS INC	4.625%	07/15/2027	800,000	^	809
NEXTERA ENERGY CAP HLDGS INC	4.90%	3/15/2029	1,600,000	^	1640
NEXTERA ENERGY CAP HLDGS INC	4.85%	02/04/2028	450,000	^	458
NEXTERA ENERGY CAP HLDGS INC	5.05%	03/15/2030	1,900,000	^	1,960
NORDSTROM INC	6.95%	03/15/2028	125,000	^	129
FIBERCOP SPA	7.2%	07/18/2036 144A	318,000	^	316
FIBERCOP SPA	7.721%	06/04/2038 144A	859,000	^	861
ORACLE CORP	4.2%	09/27/2029	1,125,000	^	1,103
ORACLE CORP	4.8%	08/03/2028	525,000	^	528
PETROLEOS MEXICANOS	6.625%	06/15/2035	2,350,000	^	2,225
PETROLEOS MEXICANOS	6.7%	02/16/2032	3,237,000	^	3,228
PETROLEOS MEXICANOS	6.75%	09/21/2047	725,000	^	595
PETROLEOS MEXICANOS	7.69%	01/23/2050	8,025,000	^	7,193
PHILIP MORRIS INTL INC	5.125%	02/15/2030	1,050,000	^	1,085
PHILIP MORRIS INTL INC	5.375%	02/15/2033	900,000	^	941
PHILIP MORRIS INTL INC	4.875%	02/13/2029	150,000	^	154
PHILIP MORRIS INTL INC	5.125%	02/13/2031	150,000	^	155
PROSUS NV	3.68%	01/21/2030 144A	200,000	^	192
PROSUS NV	3.832%	02/08/2051 144A	1,173,000	^	788
PROSUS NV	3.061%	07/13/2031 144A	3,075,000	^	2,792
PROSUS NV	4.193%	01/19/2032 144A	775,000	^	743

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

PROSUS NV	4.987%	01/19/2052 144A	1,500,000	^	1,193
UNUM GROUP	7.25%	03/15/2028	185,000	^	194
RTX CORP	6%	03/15/2031	375,000	^	404
RTX CORP	6.1%	03/15/2034	375,000	^	410
RIO OIL FINANCE TRUST SERIES	9.75%	01/06/20	367,999	^	378
RIO OIL FINANCE TR SER	8.2%	04/06/2028 144A	1,180,850	^	1,217
NATWEST GROUP PLC	4.892%	VAR 05/18/2029	825,000	^	839
SCHWAB CHARLES CORP	5.643%	VAR 05/19/2029	1,050,000	^	1,090
SCHWAB CHARLES CORP	5.853%	VAR 05/19/2034	200,000	^	214
SCHWAB CHARLES CORP	6.136%	VAR 08/24/2034	750,000	^	817
SCHWAB CHARLES CORP	6.196%	VAR 11/17/2029	1,275,000	^	1,348
SOUTHERN COMPANY STEP		08/01/2027	1,825,000	^	1,854
SOUTHERN COMPANY T		5Y+NA 01/15/2051	1,875,000	^	1,874
SOUTHERN COMPANY	3.75%	VAR 09/15/2051	1,125,000	^	1,109
SOUTHERN COMPANY	4.85%	06/15/2028	675,000	^	687
SYNOPSYS INC	4.65%	04/01/2028	225,000	^	228
SYNOPSYS INC	4.85%	04/01/2030	1,090,000	^	1,113
SYNOPSYS INC	5%	04/01/2032	475,000	^	485
T-MOBILE USA INC	4.375%	04/15/2040	375,000	^	336
T-MOBILE USA INC	3.875%	04/15/2030	1,175,000	^	1,155
T-MOBILE USA INC	3.375%	04/15/2029	1,225,000	^	1,194
T-MOBILE USA INC	3.5%	04/15/2031	1,125,000	^	1,076
T-MOBILE USA INC	2.55%	02/15/2031	550,000	^	502
T-MOBILE USA INC	3.4%	10/15/2052	800,000	^	538
TIME WARNER CABLE LLC	7.3%	07/01/2038	400,000	^	428
TRANSCANADA TRUST	5.875%	VAR 08/15/2076	2,762,000	^	2,765
TRANSCANADA TRUST	5.3%	VAR 03/15/2077	2,400,000	^	2,400
TRANSCANADA TRUST	5.5%	VAR 09/15/2079	2,225,000	^	2,208
UBS GROUP AG	5.959%	VAR 01/12/2034 144A	2,050,000	^	2,185
UNUM GROUP	6.75%	12/15/2028	75,000	^	80
ULTRAPAR INTERNATIONL SA	5.25%	10/06/2026 144A	700,000	^	697
ULTRAPAR INTERNATIONL SA	5.25%	06/06/2029 144A	286,000	^	284
UNICREDIT SPA	7.296%	VAR 04/02/2034 144A	2,300,000	^	2,466
UNICREDIT SPA	5.459%	VAR 06/30/2035 144A	2,550,000	^	2,599
UNION PAC RR CO	5.866%	07/02/2030	15,814	^	16
VERIZON COMMUNICATIONS INC	1.75%	01/20/2031	1,925,000	^	1,694
VODAFONE GROUP PLC USSW		5+NA 04/04/2079	1,375,000	^	1,457
WELLS FARGO & CO NEW	4.1%	06/03/2026	675,000	^	675
WELLS FARGO & CO NEW	2.393%	VAR 06/02/2028	725,000	^	708
WELLS FARGO & CO NEW	3.35%	VAR 03/02/2033	600,000	^	560
WELLS FARGO & CO NEW	4.897%	VAR 07/25/2033	1,275,000	^	1,295
WELLS FARGO & CO NEW	5.389%	VAR 04/24/2034	1,075,000	^	1,118
WELLS FARGO & CO NEW	5.198%	VAR 01/23/2030	1,000,000	^	1,030
WELLS FARGO & CO NEW	4.9%	VAR 01/24/2028	625,000	^	630

Total Corporate Debt					200,527

Mortgage Backed Securities
FHLG	5.50%	1/35 #G01749	8,517	^	9
FHLG	6.50%	12/32 #G01767	5,917	^	7
FHLG	6.00%	2/35 #G01777	280,449	^	294
FHLG	5.50%	3/34 #G01665	18,285	^	19
FNMA ARM	2.37%	12/01/2050#841677	1,383,046	^	1,311
FNMA ARM	2.322%	05/01/2052#841408	1,704,919	^	1,566
FNMA ARM	3.307%	06/01/2052#841422	3,331,280	^	3,204
FHLG	6.50%	10/26 #G30305	437	^	1
FHLM ARM	3.326%	9/33 #1B1150	7,513	^	8
FHLM ARM	2.74%	4/36 #847671	4,373	^	5
FHLG	6.50%	03/01/2038#	12,739	^	14

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FHLG	7.00%	11/38 #G05603	3,184	^	3
FHLG	5.50%	07/01/2035#	10,874	^	11
FHLG	6.00%	1/38 #G06238	11,170	^	12
FHLG	6.00%	2/39 #G06570	13,113	^	14
FHLG	6.00%	1/39 #G06932	143,514	^	152
FHLG	5.50%	1/40 #G07074	234,259	^	243
FHLG	4.50%	09/01/2041#G07568	217,071	^	218
FHLG	4.50%	11/01/2043#G07596	201,362	^	202
FHLG	4%	11/01/2035#C91857	156,275	^	156
FHLG	3.50%	10/01/2035#C91853	253,915	^	250
FHLM ARM	2.37%	1/36 #1H2581	4,961	^	5
FHLM ARM	2.60%	3/37 #1G2667	4,846	^	5
FHLM ARM	5.31%	7/37 #1G2080	8,277	^	9
FHLM ARM	5.23%	2/38 #1Q0479	1,544	^	2
FHLM ARM	4.93%	6/38 #1Q0556	2,594	^	3
FHLM ARM	4.91%	4/38 #1Q0557	421	^	—
FHLM ARM	5.09%	4/38 #1Q0558	5,579	^	6
FHLM ARM	0%	07/38#1Q1400	46,958	^	49
FHLG	6.50%	9/37 #H09070	1,595	^	2
FHLG	6.00%	6/38 #H09203	776	^	1
FHLM ARM	5.43%	10/38 #848349	3,213	^	3
FHLM ARM	2.54%	01/01/2042#849254	42,063	^	44
FHLM ARM	0%	01/45#849625	43,974	^	45
FHLM ARM	0%	05/44#2B2591	21,192	^	22
FHLM ARM	2.896%	02/01/45#2B3797	64,755	^	67
FHLG	3.50%	06/01/2034#SB0019	714,352	^	704
FHLG	3%	04/01/2052#SD1000	9,860,843	^	8,832
FHLG	3%	05/01/2052#SD1080	1,341,401	^	1,198
FHLG	4.50%	01/01/2054#SD6706	12,098,746	^	11,850
FHLG	4.50%	02/01/2054#SD7485	2,940,925	^	2,883
FHLG	2.50%	11/01/2050#SD7530	3,559,914	^	3,070
FHLG	3.50%	02/01/2052#	1,379,554	^	1,283
FHLG	3.50%	06/52#SD8221	15,093,244	^	13,978
FHLG	4%	07/01/2052#SD8227	9,956,387	^	9,512
FHLG	3.50%	05/01/2052#SD8214	10,377,767	^	9,611
FHLG	4%	10/01/2052#SD8256	6,704,013	^	6,390
FHLG	4%	09/01/2052#SD8244	31,412,096	^	29,960
FHLG	4%	12/01/2052#SD8274	3,749,188	^	3,566
FHLG	4.50%	12/01/2052#SD8275	6,914,150	^	6,783
FHLG	4.50%	03/47#V83108	411,191	^	410
FHLG	4.50%	06/01/2047#Q48869	308,665	^	308
FHLG	4.50%	02/45#G60034	264,359	^	264
FHLG	4.50%	03/47#G61080	1,279,982	^	1,282
FHLG	3.50%	06/01/2052#QE3344	1,900,064	^	1,760
FHLG	4%	10/01/2052#QF1212	2,134,153	^	2,034
FHLG	2.50%	11/01/2051#RA6337	10,274,558	^	8,831
FHLG	3.50%	07/01/2052#RA7656	8,394,005	^	7,811
FHLG	2%	01/01/2042#RB5141	2,189,905	^	1,913
FHLM ARM	0%	08/46#840380	135,947	^	140
FHLM ARM	0%	05/45#840402	296,311	^	305
FHLM ARM	2.37%	2/34 #781274	6,993	^	7
FHLM ARM	0%	09/36#782735	58,798	^	60
FEDERAL NAT MTG ASN GTD REM PA	3%	12/25/42	1,623,975	^	1,490
FEDERAL NAT MTG ASN GTD REM PA		30A+63.448 12/25/43	147,345	^	145
FNMA	7.00%	11/37 #256985	8,544	^	9
FNMA	6.50%	2/38 #310048	5,060	^	5
FEDERAL HOME LN MTG MLT CTF GT VAR		12/15/2043	135,551	^	135
FEDERAL HOME LN MTG MLT CTF GT	2.50%	01/15/2044	10,452,951	^	9,335
FEDERAL HOME LN MTG MLT CTF GT VAR		03/15/2044	272,472	^	275

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FEDERAL HOME LN MTG MLT CTF GT	3%	12/15/20	1,293,250	^	1,196
FEDERAL HOME LN MTG MLT CTF GT VAR		03/25/2026	544,696	^	1
FEDERAL HOME LN MTG MLT CTF GT VAR		05/25/2026	207,045	^	—
FEDERAL HOME LN MTG MLT CTF GT	3.50%	03/15/2047	2,985,223	^	2,741
FEDERAL HOME LN MTG MLT CTF GT		04/25/2027	2,459,930	^	18
FEDERAL HOME LN MTG MLT CTF GT		06/25/2027	2,121,998	^	17
FEDERAL HOME LN MTG MLT CTF GT CSTR		7/25/2027	5,685,139	^	39
FEDERAL HOME LN MTG MLT CTF GT	4%	08/15/2048	1,688,315	^	1,596
FEDERAL HOME LN MTG MLT CTF GT K		090 X1 VAR 02/25/29	15,881,433	^	323
FEDERAL HOME LN MTG MLT CTF GT X		1 CSTR 01/25/2030	7,157,393	^	371
FEDERAL HOME LN MTG MLT CTF GT	3%	07/25/2041	2,221,842	^	2,027
FEDERAL HOME LN MTG MLT CTF GT	2.50%	04/25/2050	884,082	^	775
FNMA	6.00%	3/33 #555285	11,734	^	12
FNMA ARM	5.79%	11/37 #AL0144	1,814	^	2
FNMA ARM		5.125 10/38 #AL1043	6,510	^	7
FNMA	4.50%	#AL4165	349,176	^	351
FNMA ARM	0%	02/44#AL4831	92,937	^	96
FNMA ARM	2.99%	02/01/2044#AL4980	51,565	^	53
FNMA ARM	2.569%	04/01/2044#AL5129	127,785	^	132
FNMA	4.50%	#AL5441	186,475	^	187
FNMA	4.50%	07/01/2042#AL5749	224,543	^	225
FNMA ARM	2.719%	10/01/2044#AL5968	68,294	^	71
FNMA	3.50%	12/01/2029#AL7205	70,357	^	70
FNMA	4.50%	09/42#AL7306	325,288	^	326
FNMA	4.50%	09/45#AL7384	164,922	^	165
FNMA	4.50%	02/46#AL9781	293,333	^	294
FNMA	3.50%	02/01/2031#AL9063	226,880	^	225
FNMA	4.50%	02/01/2046#AL9128	65,031	^	65
FNMA	4.50%	#AL9407	93,562	^	94
FNMA ARM	0%	11/01/2046#	81,833	^	85
FNMA	4.50%	07/46#AL8816	241,306	^	241
FNMA ARM	4.031%	04/01/2042#	58,887	^	61
FNMA ARM RFT		1Y+156.5 565 03/01/2043#AR6900	27,602	^	28
FNMA ARM	2.907%	09/01/2044#AT7040	7,260	^	8
FNMA ARM	0%	05/44#AW4688	40,662	^	42
FNMA ARM	2.764%	12/01/2044#AX2197	67,954	^	70
FNMA	4%	10/45#AZ4765	1,450,379	^	1,404
FNMA	5.50%	2/33 #677709	10,206	^	11
FNW	7%	07/25/2042	28,340	^	29
FNW	7.50%	03/25/2044	5,048	^	5
FNW	7.50%	06/25/2044	3,977	^	4
FNW		2005-W1 1A3 7 10/44	19,443	^	20
FEDERAL NAT MTG ASN GTD REM PA	5.00%	05/25/2037	52,334	^	52
FNW		2007-W10 1A CSTR 8/47	16,305	^	16
FNW		2007-W10 2A CSTR 8/47	4,744	^	5
FHR		3312 AB 6.5 6/32	5,206	^	5
FNR		2008-24 GD 6.5 3/37	1,927	^	2
FNR		2009-40 TB 6 6/39	9,390	^	10
FNR	7%	11/25/2040	66,260	^	70
FEDERAL NAT MTG ASN GTD REM PA	3.50%	12/25/2030	301,283	^	299
FNMA	5.50%	2/34 #725206	4,262	^	4
FNMA	6.00%	3/34 #725228	49,283	^	51
FNMA	6.00%	3/34 #725330	65,902	^	69
FNMA	6.50%	12/32 #735415	25,753	^	27
FNMA ARM	4.83%	8/35 #735869	2,318	^	2
FNMA ARM	2.53%	1/36 #745303	5,269	^	5
FNMA	6.00%	6/35 #745398	6,649	^	7
FNMA	6.00%	4/34 #745942	8,990	^	9
FNMA ARM	2.20%	8/35 #832257	3,972	^	4

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FNMA	4.50%	02/01/2041#BF0199	1,251,647	^	1,256
FNMA ARM	0%	10/47#BH9347	18,447	^	19
FNMA	4.50%	06/01/2048#BJ9262	478,526	^	475
FNMA	4.50%	01/43#BM1357	267,102	^	267
FNMA ARM	3.331%	03/01/2048#BM3572	506,088	^	520
FNMA	4%	02/01/2047#BM3386	681,444	^	660
FNMA ARM	3.359%	10/01/2049#BM6149	302,472	^	307
FNMA	4%	05/01/2052#BV5583	1,680,788	^	1,606
FNMA	4.50%	11/01/2048#CA2643	259,477	^	258
FNMA	2.50%	07/01/2050#CA6271	3,658,415	^	3,144
FNMA	2.50%	07/01/2050#CA6329	4,465,709	^	3,851
FNMA	2.50%	07/01/2050#CA6398	2,457,272	^	2,120
FNMA	4.50%	10/01/2052#CB4852	2,246,832	^	2,204
FNMA	3.50%	01/01/2051#FM7599	1,955,151	^	1,826
FNMA	2.50%	03/01/2051#FM8215	3,248,469	^	2,807
FNMA	2.50%	11/01/2051#FM9719	9,447,168	^	8,096
FNMA	3.50%	04/01/2052#FS1443	5,051,513	^	4,700
FNMA	3%	09/01/2042#FS3743	2,234,446	^	2,063
FNMA	4.50%	02/01/2054#FS9443	4,538,698	^	4,446
FNMA	6.50%	11/37 #888891	6,852	^	7
FNMA	6.00%	3/36 #888956	12,946	^	13
FNMA	7.00%	12/37 #889886	8,352	^	9
FNMA ARM	2.979%	2/37 #907860	3,564	^	4
FNMA	6.00%	8/37 #995487	5,983	^	6
FNMA	5.50%	9/36 #995575	5,062	^	5
FNMA ARM	5.29%	10/38 #995005	1,255	^	1
FNMA	6.00%	5/36 #995212	20,573	^	22
FNMA	6.50%	12/38 #995694	5,083	^	5
FNMA	5.50%	9/36 #995788	69,322	^	72
FNMA	4.00%	11/1/30 #AB1763	45,802	^	46
FNMA	4.00%	03/01/2034#MA1814	377,953	^	379
FNMA	4.00%	09/01/2034 #MA2055	249,547	^	249
FNMA	4.00%	01/01/2035#MA2141	350,829	^	350
FNMA	4.00%	07/01/2035#MA2366	199,857	^	199
FNMA	3.50%	04/37#MA2962	337,975	^	330
FNMA	5%	03/01/2049#MA3617	143,575	^	146
FNMA	4.00%	9/31 #MA3894	90,617	^	90
FNMA	3.50%	06/01/2052#	1,288,226	^	1,193
FNMA	4%	06/01/2052#MA4626	1,732,062	^	1,652
FNMA	3.50%	05/01/2052#MA4600	6,268,366	^	5,805
FNMA	3.50%	07/01/2052#MA4654	5,384,967	^	4,987
FNMA	4.50%	08/01/2052#MA4701	1,869,867	^	1,834
FNMA	4%	09/01/2052#MA4732	19,841,875	^	18,924
FNMA	4.50%	09/01/2052#MA4733	5,567,352	^	5,462
FNMA	4.50%	04/01/2053#MA4977	666,003	^	653
FNMA	4.50%	07/01/2053#MA5070	855,258	^	838
FNMA	4.50%	12/01/2054#MA5551	5,129,933	^	5,010
FNMA	5.50%	9/38 #AD0198	33,100	^	34
FNMA	5.50%	4/37 #AD0249	37,216	^	38
FNMA	5.50%	12/39 #AD0494	5,872	^	6
FNMA	5.50%	9/39 #AD0650	6,017	^	6
FNMA	5.50%	6/36 #AD0663	26,171	^	27
FNMA	5.50%	7/35 #AD0931	10,080	^	10
FNMA	6.50%	9/38 #AE0012	24,846	^	26
FNMA	6.50%	1/39 #AE0442	22,930	^	24
FHLM	4%	04/01/2053#SL1300	1,644,295	^	1,570
FHLM ARM	0%	01/01/2053#8C6022	6,501,845	^	6,451
GOVERNMENT NAT MTG ASSN HECM		12M+86.513 12/20/1967	972,104	^	975

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

GOVERNMENT NAT MTG ASSN HECM		2018-H02 FM TSFR12M+8	968,922	^	971
GOVERNMENT NAT MTG ASSN HECM		12M+98.513 9/20/1967	662,676	^	667
GNR		2018-H05 FE TSFR12M+78.513 02/68	1,398,189	^	1,402
GOVERNMENT NAT MTG ASSN HECM		2018-H09 FA TSFR12M+1	802,466	^	812
GOVERNMENT NAT MTG ASSN HECM TSFR		1M+71.448 12/20/2	2,112,147	^	2,111
GOVERNMENT NAT MTG ASSN HECM		2019-H04 FA TSFR12M+1	867,169	^	872
GOVERNMENT NAT MTG ASSN HECM TSFR		12M+106.513 05/20	487,000	^	491
GOVERNMENT NAT MTG ASSN HECM TSFR		12M+116.513 05/20	3,498,054	^	3,527
GOVERNMENT NAT MTG ASSN HECM TSFR		1M+76.448 01/20/2	1,224,629	^	1,223
GNR		2022-H09 FA SOFR30A+67 04/20/2072	2,747,424	^	2,741
GOVERNMENT NAT MTG AS REMIC PT SOFR		30A+97 05/20/20	1,189,415	^	1,198
SBAP	5.32%	2007-20D 1 4/27	2,624	^	3
US DEPT VETS AFF GTD REMI PASS	7.50%	6/15/2027	5,573	^	6

Total Mortgage Backed Securities					282,332

Government Securities (Municipal Bonds & U.S. Govt & Foreign Obligations)
CA ST	7.55%	04/01/2039	850,000	^	1,032
CA ST	7.3%	10/01/2039	410,000	^	477
CA ST	7.35%	11/01/2039	1,005,000	^	1,175
CA ST	7.625%	03/01/2040	785,000	^	946
IL ST TAXMUNI	5.1%	06/01/2033	4,602,696	^	4,717
NEW JERSEY ST TPK AUTH TPK		01/01/2041	1,470,000	^	1,717
USTPRIN	0%	08/15/2053	43,165,000	^	10,995
USTPRIN	0%	11/15/2055	2,762,000	^	640
UNITED STATES TREASURY BOND	2.875%	05/15/2052	6,345,000	^	4,434
UNITED STATES TREASURY BOND	3%	08/15/2052	1,066,000	^	763
USTN TII	1.5%	02/15/2053	2,610,000	^	2,231
UNITED STATES TREASURY BOND	3.625%	05/15/2053	2,960,000	^	2,394
UNITED STATES TREASURY BOND	4.125%	08/15/2053	20,838,000	^	18,447
UNITED STATES TREASURY BOND	4.25%	02/15/2054	15,504,000	^	14,017
USTN TII	2.125%	02/15/2054	736,000	^	702
UNITED STATES TREASURY BOND	4.5%	11/15/2054	10,506,000	^	9,909
UNITED STATES TREASURY BOND	4.625%	02/15/2055	1,352,000	^	1,305
USTN TII	2.375%	02/15/2055	1,835,000	^	1,798
UNITED STATES TREASURY BOND	4.75%	05/15/2055	1,986,000	^	1,952
UST NOTES	4.25%	08/15/2035	12,149,000	^	12,236
UST NOTES	4%	11/15/2035	9,612,000	^	9,474
COLOMBIA REPUBLIC OF	3.125%	04/15/2031	1,250,000	^	1,084
COLOMBIA REPUBLIC OF	7.75%	11/07/2036	250,000	^	261
COLOMBIA REPUBLIC OF	7.375%	04/25/2030	1,325,000	^	1,399

Total Government Securities					104,105

Asset-Backed Securities
ECMC GROUP STUDENT LN TR		2017-1A A SOFR30A+131.448	2,489,830	^	2,509
FORD CRDT AUTO OWNER TRUST	5.09%	2024 12/15/2028	2,576,135	^	2,598
FORD CREDIT AUTO OWNER TRUST	4.52%	2025-A 02/15/2031	3,825,000	^	3,886
FORD CREDIT AUTO OWNER TRUST	4.88%	2024-D 09/15/2030	1,876,000	^	1,913
HONDA AUTO RECEIVABLES OWNER	4.57%	09/21/2029	1,972,000	^	1,994
HONDA AUTO RECEIVABLES OWNER	4.64%	05/21/2031	1,841,000	^	1,873
HYUNDAI AUTO RECEIVABLES TRUST	4.41%	2024-C A3 05/15/29	1,942,000	^	1,957
NAVIENT STUDENT LOAN TRUST		2016-5A A SOFR30A+136.4	4,139,018	^	4,212
NAVIENT STUDENT LOAN TRUST		2017-2 SOFR30A+116.448	9,117,280	^	9,164
NISSAN AUTO RECEIVABLES	4.34%	2024-B OWNER TRUST 0	1,603,000	^	1,611
SLC STUDENT LN TR SOFR		90A+41.161 02/15/2045	4,463,808	^	4,384
SLC STUDENT LN TR		2007 1 A5 SOFR90A+35.161 05/15/2	1,430,855	^	1,385
SLM STUDENT LN TR SOFR		90A+43.161 07/25/2040	5,204,615	^	5,130

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

SLM STUDENT LN TR		2006 8 SOFR90A+42.161 01/25/2041	1,779,910	^	1,723
SMB PRIVATE ED LN TR	4.99%	2023-B A1A 10/16/2056 1	1,956,140	^	1,973
SBAP		2006-20A 1 5.21 1/26	499	^	—
SBAP		2006-20C 1 5.57 3/26	712	^	1
SBAP	6.07%	2006-20G 1 7/26	1,718	^	2
SBAP		2007-20A 1 5.32 1/27	2,080	^	2
SBAP		2007-20C 1 5.23 3/27	3,763	^	4
SBAP		2007-20G 1 5.82 7/27	3,144	^	3
SMB PRIVATE EDUCATION LOAN TRUST	5.24%	2024-A A1A	2,455,570	^	2,500
SMB PRIVATE ED LN TR	5.13%	2025-A 04/15/2054 144A	1,439,385	^	1,461
TOYOTA AUTO RECEIVABLES	4.64%	2025-A OWNER TRUST 0	1,208,000	^	1,221
UNION PAC RR CO	6.176%	2007 3 PT TR 01/02/2031	64,931	^	69

Total Asset backed securities					51,575

Cash & Cash Equivalents
State Street Bank & Trust Co		Short Term Investment Fund	7,933,704	^	7,934

Unsettled Sales & Purchases					17,252

TOTAL SEPARATE ACCOUNT (DODGE & COX)					668,430

CHEVRON STABLE VALUE SEPARATE ACCOUNT (PUTNAM)
Guaranteed Investment Contracts
Principal Life Insurance Co.	5.86%		11,514,730	^	11,515
Lincoln National Life Insurance Co.	5.87%		11,555,284	^	11,555
Lincoln National Life Insurance Co.	5.93%	12/31/2027	5,766,798	^	5,767
Minnesota Life Insurance Co.	5.60%		11,461,910	^	11,462
Metropolitan Life Insurance Co.	5.65%	1/30/2026	5,747,264	^	5,747
Athene Annuity and Life Co.	4.84%	3/31/2028	5,133,843	^	5,134
United of Omaha Insurance Co.	4.82%	6/30/2028	5,134,219	^	5,134

Total Guaranteed Investment Contracts					56,314

Security-Backed Investment Contracts
Putnam Short Duration Government Corporate Trust:
Prudential Insurance Co.	5.45%		20,847,334	^	20,847
American General Life Insurance Co.	5.77%		25,837,432	^	25,838
Massachusetts Mutual Insurance Co.	5.77%		25,838,041	^	25,838
Pacific Life Insurance Co.	5.44%		20,849,271	^	20,849
New York Life Insurance Co.	5.77%		24,667,201	^	24,667
Citibank	5.44%		20,848,782	^	20,849
American United Life Insurance Co.	5.45%		20,850,271	^	20,850

Total Security-Backed Investment Contracts					159,738

Cash & Cash Equivalents
Fidelity		Short Term Investment Fund	2,181,015	^	2,181

Unsettled Sales & Purchases					(471)

TOTAL CHEVRON STABLE VALUE SEPARATE ACCOUNT (PUTNAM)					217,762

TOTAL INVESTMENTS PER FINANCIAL STATEMENTS					22,126,532

Cash					—

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2025
(thousands of dollars)

(a)	(b)	(c)	(d)		(e)	(f)
Description of Investment Including
	Identity of Issue, Borrower,	Rate of Interest	Maturity Date,	Number of
	Lessor, or Similar Party		Collateral, or Maturity Value	Shares / Units	Cost	Current Value

* PARTICIPANT LOANS	Interest rates ranging from 2.23% to 10.25%	124,295
Maturity dates extend to 2054

TOTAL INVESTMENTS PER FORM 5500		$22,250,827

* Party-in-interest as defined by ERISA.
^ Participant directed investment cost not required to be included

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1*	Consent of WithumSmith+Brown, PC Independent Registered Public Accounting Firm
* Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2026

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

By:	Chevron Corporation, Plan Administrator

By:	/s/ Rose Z. Pierson
Rose Z. Pierson Assistant Secretary, Chevron Corporation